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March 23, 2009

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Document Control - EDGAR

RE:  PRE 14A File Number: 811-06485
        Seligman Global Fund Series, Inc.
           Seligman Global Smaller Companies Fund
        PRE 14A File Number: 811-05221
           Seligman Portfolios, Inc.
              Seligman International Growth Portfolio
        PRE 14A File Number: 811-5522
              RiverSource Sector Series, Inc.
                 RiverSource Real Estate Fund

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on March 18, 2009 for the PRE 14A filings referenced above. The comments and responses are outlined below:

COMMENT: Please state whether or not the Exemptive Order granted by the Commission covers the Seligman funds.

RESPONSE: As cited in footnote 1 to the Exemptive Order dated July 16, 2002 (Release No. IC-25664, File No. 812-12580), the Applicants requested that the exemptive relief sought apply to any existing or future series of the Funds and any other registered open-ended management investment companies or series thereof that: (a) are advised by RiverSource Investments, LLC or any entity controlling, controlled by, or under control with RiverSource Investments; (b) use the adviser/subadviser structure described in the application, and (c) comply with the terms and conditions in the application (included in the term "Portfolios").

As a condition before a Fund may rely on the order requested by the Applicants and granted by the Commission, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities. We are seeking such approval in this proxy.

COMMENT: Please explain in the proxy statement for RiverSource Real Estate Fund what triggers the proposed change in classification of the Fund from a "diversified" fund to a "non-diversified" fund.

RESPONSE: The following explanation will be added to the RiverSource Real Estate Fund proxy statement:

Due to current market conditions, a number of companies operating in the real estate industry, including equity securities of real estate investment trusts (REITs), which the Fund generally invests in, have dramatically declined in their stock prices, have been bought out or have gone to bankruptcy. Also the top 5 stocks in the Dow Jones Wilshire Real Estate Securities Index (the "Index"), the Fund's primary benchmark, constitute 30% of the Index and the top 10 stocks in the Index constitute

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45% of the Index. Under these circumstances the investment manager has fewer companies to invest in to achieve Fund's investment objective and to comply with its investment policies. In this connection, the investment manager is not able to fully weight the top 5 stocks in the Index and continue to manage the Fund as a "diversified" fund. The investment manager believes the proposed change in classification from "diversified" to "non-diversified" will provide the investment manager the flexibility to more effectively manage the Fund in the current market conditions.

In connection with the above-referenced Proxy Statements, each Registrant hereby acknowledges the following:

     The disclosures in the filings are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at 612-671-4321 or Katina A. Walker at 612-671-6990.

Sincerely,


/s/ Christopher O. Petersen
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Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.